Ruanyun Edai Technology Inc.

No. 698 Jing Dong Avenue,

ZheJiang University HighTech Campus, Nanchang, Jiangxi, China 330096

0791-88567739

October 21, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	Edwin Kim, Staff Attorney Mitchell Austin, Staff Attorney Morgan Youngwood, Senior Staff Accountant
Stephen Krikorian, Accounting Branch Chief

RE:	Ruanyun Edai Technology Inc.
Registration Statement on Form F-1 Filed August 30, 2024
File No. 333-281857

Dear Mr. Kim:

Ruanyun Edai Technology Inc. (the “Company”) confirms receipt of the comment letter dated September 26, 2024 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing. The Staff’s comments are set forth below in bold, followed by the Company’s responses.

If the Staff would like hard copies of the Registration Statement on Form F-1 (the “Registration Statement”) as filed with the Commission on the date hereof, marked against the Registration Statement on Form F-1 as filed with the Commission on August 30, 2024, please so advise and we would be happy to provide such copies. All page number references contained in the Company’s response below correspond to the page numbers in the Registration Statement.

Registration Statement on Form F-1 Filed August 30, 2024

Risk Factors

Unauthorized disclosure, destruction or modification of data, through cybersecurity breaches,...,

1.	We note the disclosure of your data leak incident that occurred on August 25, 2023, the subsequent investigation by the Cyberspace Affairs Office of Nanchang, and the fine of RMB 200,000 imposed on you. Please provide a more detailed explanation of the cybersecurity incident, including what types of data was exposed, (e.g. customer personal information). Further, clarify whether you believe this cybersecurity incident had a material effect on your operations or financial condition and results of operations.

RESPONSE:

The Company regularly transmits online student learning data (stored on Alibaba Cloud servers) to servers hosted inside of Jiangxi Ruanyun’s ElasticSearch database for machine learning training on performance predictions, after anonymization. On August 25, 2023, due to the need to open the local data center’s external network environment for a system demonstration, and because the ElasticSearch database used a default password, certain data from 2021 to 2022 was downloaded by hackers. The specific contents downloaded included:

District/County / School / Grade / Student Unique ID / Question ID / Question Content / Knowledge Point ID / Difficulty / Score / Response Time

This type of data is used for machine learning purposes and contains no personal or sensitive data. However, in accordance with Articles 27 and 29 of the Data Security Law of the PRC, the Company still has the obligation and responsibility to take necessary measures to ensure that data collection, storage, use, processing, transmission, provision, and disclosure comply with legal regulations, preventing data leakage, damage, or loss, and ensuring data security.

No impact on operations: From a technical perspective, the Company has completely disabled external IP access to Jiangxi Ruanyun’s office to ensure full compliance with the specific regulations of the Data Security Law of the PRC.

No impact on finances: The fine amount of RMB 200,000 (approximately $27,885) represents a low proportion of the Company’s total assets and total revenue, accounting for approximately 0.53% of the Company’s total assets for the 2024 fiscal year and approximately 0.30% of the Company’s total revenue for the 2024 fiscal year. The Company’s total assets for the 2024 fiscal year were $5,218,734, and the Company’s total revenue for the 2024 fiscal year was $9,154,072.

The Company has revised the disclosure on page 50 of the Registration Statement accordingly.

2.	Given that the data leak occurred on August 25, 2023 after you received notification by the CAC that your proposed foreign listing is not subject to a cybersecurity review in July 2023, please clarify how the subsequent data leak may impact your Cybersecurity Review Measure review, if at all. If there is a risk that the prior determination that you are not subject to a cybersecurity review by the CAC may change, please clarify.

RESPONSE:

Per the advice of the Company’s PRC legal counsel, Jingtian & Gongcheng, the notification received from the CAC in July 2023, stating that the Company’s proposed overseas listing, i.e., this proposed offering, is not subject to cybersecurity review by the CAC, remains unaffected by the data leak incident that occurred on August 25, 2023, and the subsequent administrative penalty imposed by the Nanchang branch of the CAC on November 16, 2023. The reason for this is as follows, per the advice of the Company’s PRC legal counsel:

Timing of Events: The CAC’s determination was based on the information and circumstances presented at the time of the notification. The data leak incident occurred after this determination and does not retroactively alter the assessment made by the CAC.

Independence of the Administrative Penalty: The administrative penalty was imposed under the data security law and pertains solely to data management compliance. It is a separate matter from the cybersecurity review and does not impact the CAC’s determination regarding the proposed listing. These two events are unrelated and do not influence each other.

Nature of the Data: The primary focus of a cybersecurity review, as outlined in Article 10 of the Cybersecurity Review Measures (2022 edition), is to assess potential national security risks that may arise from the procurement of network products and services. In this case, the data involved in the data leak incident consisted of anonymized student learning data that did not include any important data or personal information. Given the nature and limited scope of the leaked data, no national security concerns are implicated. It is unlikely that the data leak incident would raise new cybersecurity concerns or necessitate a reevaluation by the CAC.

If the CAC were to determine that a reevaluation is necessary, this would result in a delay in the Company’s proposed overseas listing. The Company’s PRC legal counsel believes this possibility is remote. As of the date of this response letter, the Company has not received any further inquiry, notice, warning, sanction, or objection from the Cyberspace Affairs Office of Nanchang or any other PRC governmental or regulatory agency with respect to the data leakage incident.

The Company has revised the disclosure on page 50 of the Registration Statement accordingly.

Our directors, officers and principal shareholders have significant voting power ..., page 63

3.	Your description of the Concerted Action Agreement on pages 63 and 174 the parties “shall adopt the same intention and maintain full unanimity when exercising the right to make proposals and right to vote at shareholders meetings in respect to major matters relating to the Company’s operation and development.” And if an agreement cannot be reached, they will act in concert in accordance with the “majority shareholding.” Article 1.2 of the Concerted Action Agreement filed as Exhibit 10.15 specifies that “if some or all of the parties to the Agreement become members of the Company’s Board of Directors during the term of the Agreement, they shall vote unanimously on matters to be voted on by the Company’s Board of Directors.” Please clarify what Article 1.2 means, as it is unclear if what vote is being referred to, if it is a vote for an annual meeting proposal recommended or proposed by the Board, or if refers to a Board of Directors vote for parties to the Concerted Action Agreement that are also Board members. For example, it is unclear if parties to the agreement are bound to vote for annual meeting proposals in accordance with the Board’s recommendation. Further, clarify what you mean by “majority shareholding,” for example, if there is a disagreement between parties, then would the majority view by voting power of the parties to the agreement be binding to all parties to the agreement. Also, clarify in the cover page of the existence of the Concerted Action Agreement’s voting agreement and how it concentrates over 60% majority voting control to the parties to the agreement, including CEO Yan Fu.

RESPONSE:

Article 1.2 of the Concerted Action Agreement (the “Agreement”) states that if some or all of the parties to the Agreement become members of the Company’s Board of Directors (the “Board of Directors”) during the term of the Agreement, they must vote unanimously on all matters requiring a decision of the Board of Directors. This includes any matters that should be resolved by the Board of Directors, not just those related to annual meeting proposals.

Furthermore, when exercising the right to propose and vote on major matters concerning the Company’s operations and development at shareholders’ meetings, the parties are required to adopt a consistent stance and maintain full unanimity.

In the event that the parties cannot reach an agreement on certain issues, the principle of “majority shareholding” will apply. This means that the opinions supported by the majority of voting rights among the parties to the Agreement will be binding on all parties to the Agreement. Thus, if a disagreement arises, the view that represents the majority of voting power among the parties to the Agreement will prevail, and the other parties to the Agreement must act in accordance with this majority decision.

The Company has revised the disclosure on pages ii, 17, 63 and 174 of the Registration Statement accordingly.

4.	Please clarify whether the Concerted Action Agreement makes you eligible for the closed company exemptions under Nasdaq corporate governance rules and, if so, whether you will avail yourself of such exemptions. If so, please specify so in your prospectus cover page and cross reference to where you describe which corporate governance rules you are exempt from.

RESPONSE:

The Company acknowledges the Staff’s comment and has revised the disclosure on the cover page and pages 17, 63 and 171 of the Registration Statement accordingly to reflect that the Company may be eligible to utilize the controlled company exemptions under the Nasdaq corporate governance rules if more than 50% of its voting power is held by an individual, a group or another company, and that pursuant to the Nasdaq corporate governance rules, in order for a group to exist, such shareholders must have publicly filed a notice that they are acting as a group (i.e., a Schedule 13D). The Company does not currently expect that more than 50% of its voting power will be held by an individual, a group (i.e., shareholders that have publicly filed a Schedule 13D that they are acting as a group) or another company immediately following the consummation of this offering, and even if certain of its shareholders are considered a group, specifically those shareholders that have executed the Concerted Action Agreement, immediately following the consummation of this offering and hold more than 50% of its voting power, the Company does not and would not intend to utilize the controlled company exemptions under the Nasdaq corporate governance rules immediately following the consummation of this offering. Those shareholders that have executed the Concerted Action Agreement do not currently intend to publicly file a Schedule 13D and thus do not intend to be treated as a group for purposes of the Nasdaq corporate governance rules.

Business

Digital Publishing Services, page 128

5.	We note that on pages 90 and 91, that SmartHomework digitization services represents $5,274,927 of your revenues for fiscal year 2024, approximately 57.6% of your total revenues for 2024. Given that the majority of your revenues appears to be for digitization services, please provide a more detailed description of this line of business, such as your significant customers, the types of documents that are digitized, material agreements, if this line of business will be a core part of your business in the future, etc. We note that the given the significance to your revenue base, there is very little description of this line of business compared to your other solutions that generate only a small portion of your total revenue.

RESPONSE:

SmartHomework® digitization services primarily refers to the process of converting traditional paper books and documents into digital formats that can be read on electronic devices through a series of technical means such as scanning, photography, image processing, optical character recognition (OCR), layout analysis, and editing proofreading. Before the end of the 2024 fiscal year, the digital services for SmartHomework® digitization services mainly relied on manual digitalization services, with human verification being the standard in editing and proofreading. These technologies are mainly applied to educational auxiliary materials for primary and secondary schools in the Jiangxi Province.

The main client of the SmartHomework® digitization services is the Education Books Branch of Jiangxi Xinhua Distribution Group Co., Ltd. (“Jiangxi Xinhua”), and the Company provides digitization services for the Jiangxi Province primary and secondary school educational materials that Jiangxi Xinhua is authorized to distribute. The main agreements are the Book Catalog Teaching Auxiliary Purchase and Sales Agreement with Jiangxi Xinhua, dated as of August 20, 2020, and the Teaching Aid Purchase and Sale Contract with Jiangxi Xinhua, dated as of January 9, 2023, which replaced such Book Catalog Teaching Auxiliary Purchase and Sales Agreement in January 2023, both of which have been filed as exhibits to the Registration Statement.

The initial purpose of undertaking this type of business was to pave the way for the Company to charge fees from parents and students. This business will not be a core part of the Company’s future operations.

The Company has revised the disclosure on pages 83, 91, 104 and 128 of the Registration Statement accordingly.

6.	Further, we note on page 46, that Jiangxi Xinhua generated 50% of revenue as a digital publisher for the fiscal year 2024. On page 124, you indicate that Jiangxi provides access to books to students through a standard subscription agreement. Please clarify how much of your digitization services revenue for 2024 was generated by Jiangxi Xinhua versus your SmartHomework platform solutions revenue. On page 46, you indicate a shift away from Jiangxi Xinhua’s Book Catalog Teaching Auxiliary Purchase and Sales Agreement towards a more market-based archival digitization business “due to the particularity of the digital publishing industry.” Please clarify what you mean by these terms and how your business model is changing.

RESPONSE:

In the 2024 fiscal year, the revenue generated by Jiangxi Xinhua was RMB 32,635,500.68 (approximately $4,553,515.46), accounting for approximately 49.74% of the Company’s total revenue in the 2024 fiscal year, approximately 53.08% of the Company’s revenue from SmartHomework® Solution in the 2024 fiscal year and approximately 86.32% of the Company’s revenue from digitization services in the 2024 fiscal year.

In April 2021, the Ministry of Education of China issued the “Management Methods for Extracurricular Reading Materials for Primary and Secondary School Students” to regulate the management of reading materials, enrich students’ reading, and prevent inappropriate materials from entering campuses. In April 2024, the Ministry of Education of China issued the “Notice of the General Office of the Ministry of Education on Carrying Out the ‘Standardized Management Year’ Action in Basic Education,” calling for strengthened standardized management in basic education. In September 2024, the Jiangxi Provincial Department of Education actively responded to the policy of the Ministry of Education of China and issued the “Notice of the Jiangxi Provincial Department of Education on the ‘Eight Strict’ Management of Teaching Auxiliary Materials and Extracurricular Reading Materials for Primary and Secondary Schools” (Jiangxi Provincial Department of Education Document Gan Jiao Ji Zi [2024] No. 31), which “strictly prohibits any form of mandatory or disguised mandatory purchase, ensuring that the choice of teaching auxiliary materials and extracurricular reading materials remains in the hands of students and parents, while also prohibiting any commercial promotion and sales activities from entering campuses, to safeguard the purity of the educational environment.” This has led to a sharp decrease in the number of digital teaching aids in the Jiangxi Province of China, and the revenue from digital teaching aid services is expected to contract. Due to the impact of such policies issued by the Ministry of Education of China and the Jiangxi Provincial Department of Education, we have gradually reduced this type of business starting from April 2024 and began to shift towards the digital technology services based on AI through continuing to upgrade our technology.

Regarding the transformation of the business model, before the end of the 2024 fiscal year, the main focus was on manual digital services, mainly applied to the digitalization of teaching auxiliary materials for primary and secondary schools in the Jiangxi Province of China. Now, the Company continues to upgrade its technology, and the services it provides have gradually shifted towards digital technology services based on AI. By leveraging the Company’s independently developed AI-OCR technology, the Company can efficiently process and convert various documents and image information, including intelligent document recognition, automated data collection and structured processing, automated data entry and verification, and customized OCR solutions, among others, thereby helping its clients to automate their business processes, improve work efficiency, and accelerate their digital transformation.

The upgrade and iteration of technology have infused this product line with the power of artificial intelligence, greatly improving production line efficiency, shortening delivery cycles, and contributing to the revenue growth of this business. At the same time, it can diversify the Company’s customer base, which is no longer limited to the K-12 segment but is expected to extend to fields such as vocational and technical education, graduate studies, and adult education. Currently, the Company is advancing the business expansion in these directions.

The Company has revised the disclosure on pages 46, 91, 104 and 124 of the Registration Statement accordingly.

Exhibits

7.	Please clarify if you intend to file a legal opinion from your Hong Kong counsel, Chui and Lau Solicitors. We note there is a consent from Chui and Lau Solicitors to be filed as Exhibit 23.5, but no corresponding exhibit for a legal or expert opinion.

RESPONSE:

The Company confirms that it will file a legal opinion from its Hong Kong counsel, Chui and Lau Solicitors, and the exhibit index on page II-5 of the Registration Statement has been revised accordingly.

We trust that this response satisfactorily responds to your request. Should you require further information, please contact our legal counsel at 305-539-3306 or clayton.parker@klgates.com or at 617-951-9104 or hillary.orourke@klgates.com.

Very truly yours,

/s/ Yan Fu
Yan Fu
Director and Chief Executive Officer

cc:	Clayton E. Parker, Esq., K&L Gates LLP
Hillary O’Rourke, Esq., K&L Gates LLP